ENTOURAGE MINING LTD.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

JUNE 30, 2007

(Unaudited – Prepared by Management”

 (Stated in Canadian Dollars)

(These unaudited financial statements have not been reviewed by the Company’s auditors)

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

BALANCE SHEET

(Unaudited)

(Stated in Canadian Dollars)

	JUNE 30	DECEMBER 31
	2007	2006

ASSETS

Current
Cash	$11,440	$126,611
Advances and prepaid expenses	1,084	27,994
Goods & Services and Quebec Sales Tax recoverable	13,069	35,442
	25,593	190,047
Equipment (net of accumulated amortization)	3,240	3,716
	$28,833	$193,763

LIABILITIES

Current
Accounts payable and accrued liabilities	$37,800	$73,099
Amounts payable to related parties	25,253	29,352
	63,053	102,451

SHAREHOLDERS’ DEFICIENCY

Capital Stock
Authorized:
100,000,000 common voting shares without par value
Issued:
76,981,894 common voting shares at June 30, 2007 and 76,015,227 common voting shares at December 31, 2006	12,383,714	12,125,964

Other Contributed Capital	3,015,182	2,922,282

Deficit Accumulated During The Exploration Stage	(15,433,116)	(14,956,934)
	(34,220)	91,312

	$28,833	$193,763

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Stated in Canadian Dollars)

									INCEPTION
									JUNE 16
	THREE MONTHS ENDED				SIX MONTHS ENDED				1995 TO
	JUNE 30				JUNE 30				JUNE 30
	2007		2006		2007	2006			2007

Expenses	$		$		$		$		$
Amortization		238		326		476		652	4,604
Consulting		12,069		9,562		21,069		20,212	170,710
Consulting-stock based compensation		-		309,400		92,900		2,027,384	2,704,684
Exploration and mineral property acquisition costs (net recovery)		(10,946)		332,549		197,061		664,848	11,126,508
Interest expense and bank charges		658		140		804		404	12,634
Management fees		23,500		19,500		45,000		41,500	497,154
Office and sundry		17,232		26,897		40,207		44,463	432,686
Professional fees		16,410		27,356		17,881		35,553	314,579
Promotion & travel		14,839	-	15,347		60,784		36,740	236,719

Loss Before Taxes		74,000		741,077		476,182		2,871,756	15,500,278

Deferred tax recovery		-		-		-		-	(67,162)

Net Loss		$74,000		$741,077		$476,182		$2,871,756	$15,433,116

Basic And Diluted Loss Per Share		$0.00		$0.01		$0.01		$0.04

Weighted Average Number Of Shares Outstanding		76,895,081		74,362,205		76,517,161		73,557,491

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	OTHER	DURING
	OF		TO ISSUE	CONTRIBUTED	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Share issued for cash	5	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	5	1	-	-	(38,624)	(38,623)
Shares issued for cash	9,130,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	9,130,005	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	9,130,005	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	9,130,005	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	9,130,005	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	9,130,005	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	9,130,005	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	9,130,005	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for mineral property	6,000,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	15,130,005	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for cash at $0.22 per share	997,500	219,450	-	-	-	219,450
February 5, 2004 – deferred tax recovery on 108,000 flow-through shares	-	(2,376)	-	-	-	(2,376)
June 8, 2004 – shares issued for cash at $0.404 per share	698,000	282,331	-	-	-	282,331
August 24, 2004 – stock options exercised at $0.33 per share	100,000	32,983	-	-	-	32,983
December 31, 2004 – shares issued for cash at $0.18 per share inclusive of 132,500 shares as finders’ fees	2,948,000	510,876	-	-	-	510,876
August 24, 2004 – shares issued for mineral property database at $0.39 per share	150,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned on cancellation of escrow	(3,750,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Stated in Canadian Dollars)

DEFICIT
ACCUMULATED
NUMBER		OBLIGATION	ADDITIONAL	DURING
OF		TO ISSUE	PAID-IN	EXPLORATION
SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
	$	$	$	$	$

Balance, December 31, 2004, carried forward	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for overpayment in 2004 private placement	-	(3,000)	-	-	-	(3,000)
March 21, 2005, shares issued for property acquisition at U.S. $0.30 per share	125,000	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares issued at $0.20 per share	295,000	59,000	-	-	-	59,000
September, 2005, deferred tax recovery on 295,000 flow-through shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at U.S. $0.15 per unit	550,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at U.S. $0.11 per unit	1,275,000	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on exercise of stock options at U.S. $0.15 per share	250,000	44,147	-	-	-	44,147
Oct. 2005, shares issued on exercise of warrants at $0.30 per share	50,000	15,000	-	-	-	15,000
Nov. 17, 2005, units issued at U.S. $0.15 per share inclusive of 200,000 shares finders’ fees	5,533,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to related party	-	-	-	102,327	-	102,327
Obligation to issue shares (Note 4)	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	24,351,839	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for property acquisition at a deemed price of US $0.15 per share	48,888,888	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on exercise of stock options at US $0.15 per share	410,000	69,317	-	-	-	69,317
February 2006, shares issued on exercise of warrants at $0.30 per share	744,500	223,350	-	-	-	223,350
March 7, 2006, shares issued for property acquisition at U.S. $0.36 per share	125,000	51,772	-	-	-	51,772
May 24, 2006, shares issued for flow-through private placement at US $0.25 per share	340,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on exercise of warrants at US $0.25 per share	955,000	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow- through private placement at $0.23 per share	200,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 540,000 flow-through shares	-	(44,667)		-	-	(44,667)

Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	76,015,227	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Stated in Canadian Dollars)

DEFICIT
ACCUMULATED
NUMBER		OBLIGATION	ADDITIONAL	DURING
OF		TO ISSUE	PAID-IN	EXPLORATION
SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
	$	$	$	$	$

Balance, December 31, 2006, carried forward	76,015,227	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for Property option payment at US$0.30 per share deemed price	500,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for options exercise @ US$0.15/share	50,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for Pvt. Placement @ US$0.15/share net of finder’s fee of $4,537	266,667	41,647	-	-	-	41,647
Stock based compensation	-	-	-	92,900	-	92,900
April 3, 2007, shares issued for Options exercise @US$0.15/share	50,000	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt @ US$0.20 per share	100,000	23,306	-	-	-	23,306
Loss for the period			-	-	(476,182)	(476,182)
Balance, June 30, 2007	76,981,894	12,383,714	-	3,015,182	(15,433,116)	(34,220)

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

STATEMENT OF CASH FLOWS

(Unaudited)

(Stated in Canadian Dollars)

					INCEPTION
					JUNE 16
	THREE MONTHS ENDED		SIX MONTHS ENDED		1995 TO
	JUNE 30		JUNE 30		JUNE 30
	2007	2006	2007	2006	2007
Cash provided by (used in):

Operating Activities:
Net loss for the period	$(74,000)	$(741,077)	$(476,182)	$(2,871,756)	$(15,433,116)
Items not involving cash:
Amortization	238	326	476	652	4,604
Stock based compensation	-	309,400	92,900	2,027,384	2,704,684
Mineral property option payment paid with stock	-	-	175,530	8,690,439	9,030,361
Shares issued for debt	23,306		23,306	-	23,306
Obligation to issue shares for mineral property acquisitions	-	-	-	(8,638,667)	-
Deferred tax recovery	-	-	-	-	(67,162)
Changes in non-cash operating working capital
Advances & prepaid expenses	50,000	-	26,910	3,000	(1,084)
Goods & Services and Quebec Sales tax recoverable	(3,673)	(23,197)	22,373	(6,153)	(13,069)
Accounts payable and accrued liabilities	(59,662)	101,414	(35,299)	11,434	37,800
Amounts paid (to) from related parties	13,968	28,567	(4,099)	(23,933)	328,251
	(49,823)	(324,567)	(174,085)	(807,600)	(3,385,425)

Investing activities:
Equipment	-	-	-	-	(7,845)
	-	-	-	-	(7,845)

Financing Activities
Net proceeds on sale of common stock	3,970	93,585	58,914	336,032	3,404,710
	3,970	93,585	58,914	336,032	3,404,710

Net Change In Cash	(45,853)	(230,982)	(115,171)	(471,568)	11,440

Cash, Beginning Of Period	57,293	238,995	126,611	479,581	-

Cash, End Of Period	$11,440	$8,013	$11,440	$8,013	$11,440

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS (page 1)

JUNE 30, 2007

(Unaudited)

(Stated in Canadian Dollars)

1.

BASIS OF PRESENTATION

The interim financial statements of Entourage Mining Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2006. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2006.

2.

OPTION AGREEMENT ON DORAN (Quebec) PROPERTY

On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and expending $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the Net Smelter Royalty on the Doran Property).  The terms of the Option were approved by the TSX Venture Exchange and provide that Abbastar may earn its interest in the Doran property as follows:

20% interest by expending $500,000;

15% additional interest by expending an additional $1,000,000;

15% additional interest by expending an additional $1,500,000; and

20% additional interest by expending an additional $2,000,000.

3.

CAPITAL STOCK

a)

Issued Shares

i)

During the six months ended June 30, 2007, the Company issued 100,000 common shares on the exercise of options at U.S. $0.15 per share for proceeds of $17,267;

ii)

On March 12, 2007, in consideration for the Doran vendor consenting to the Option Agreement with Abbastar, the Company issued the balance of 500,000 shares due to the optionor of the Doran (Quebec) property, for a deemed consideration of $175,530, pursuant to the option agreement.

iii)

On March 30, 2007, the Company closed a US $0.15 per unit private placement of 266,667 units (with one share and one-half one year warrant exercisable at US$0.25) for net proceeds of U.S. $40,000.

iv)

On June 18, 2007 the Company issued 100,000 shares to satisfy a debt of US$20,000.

8

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS (page 2)

JUNE 30, 2007

(Unaudited)

(Stated in Canadian Dollars)

3.

CAPITAL STOCK (continued)

b)

Stock Options

In February 2004 the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 1,600,000 share purchase options to be granted at US $0.25 per share, for a period not to exceed five years.  In November 2004 the SOP was amended to provide for the issuance of up to 2,200,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January, 2006 the Company increased the stock option plan from 2,200,000 shares to 7,200,000 shares.

The Company accounts for the grant of options using the fair value method prescribed in SFAS No. 123, using the Black-Scholes option pricing model. Compensation for unvested options is amortized over the vesting period.  On Feb 27, 2007, the Company repriced 5,050,000  of its incentive stock options (1,550,000 options originally priced at US$0.30 and 3,500,000 options originally priced at US$0.40) to US$0.25. The expiry date of the options remained unchanged at Feb 2, 2009. A value of $92,900 for the re-pricing of the options was estimated using the Black-Scholes option pricing model with the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 123%, (3) risk free interest rate of 4% and, (4) expected life of 1.93 years.

The following table summarizes information concerning outstanding and exercisable common stock options under the Plan at June 30, 2007:

Range of Exercise Prices	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price
US$0.15 to US$0.25	6,390,000	1.60	US. 0.229	6,390,000	US$0.228

9

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS (page 3)

JUNE 30, 2007

(Unaudited)

(Stated in Canadian Dollars)

3.

CAPITAL STOCK (continued)

c)

Warrants

The following table lists the common share warrants outstanding at June 30, 2007.  Each warrant is exchangeable for one common share.

Warrants Outstanding	Exercise Price	Expiry Date

600,000	U.S. $0.25	October 6, 2007
5,333,334	U.S. $0.25	November 16, 2007
170,000	U.S. $0.30	May 23, 2008
100,000	CDN $0.35	December 27, 2008
133,333	U.S. $0.25	March 30, 2008
6,336,667

4.

RELATED PARTY TRANSACTIONS

During the period ended June 30, 2007, the Company incurred $45,000 (2006 – 41,500) for management fees to directors and officers of the Company.

Amounts payable to related parties at June 30, 2007 of $25,253 (December 31, 2006 - $29,352) is to directors.

5.

SUBSEQUENT EVENT

On July 3, 2007, the Company entered into new consulting agreements with (a) two of its directors and the CFO for $5,000 a month each and (b) for $2,500 a month with one of its directors. As well, the existing consulting agreement for the president was revised to $7,500 a month and the existing consulting agreement for the corporate communications person was revised to $5,000 a month.

10